UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*
_______

Blue Bird Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of class of securities)

095306106

(CUSIP Number)

Eric L. Schondorf
American Securities LLC
299 Park Avenue, 34th Floor
New York, NY 10171
(212) 476-8000

Copy to:
Michael Lubowitz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095306106	13D	Page 2
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ASP BB HOLDINGS LLC (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK; WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
12,000,000 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
12,000,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,000,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
53.73% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 095306106	13D	Page 3
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ASP BB INVESTCO LP (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
12,000,000 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
12,000,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,000,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
53.73% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 095306106	13D	Page 4
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AMERICAN SECURITIES PARTNERS VII, L.P. (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
12,000,000 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
12,000,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,000,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
53.73% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 095306106	13D	Page 5
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AMERICAN SECURITIES PARTNERS VII(B), L.P. (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
12,000,000 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
12,000,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,000,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
53.73% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 095306106	13D	Page 6
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AMERICAN SECURITIES PARTNERS VII(C), L.P. (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
12,000,000 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
12,000,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,000,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
53.73% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 095306106	13D	Page 7
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AMERICAN SECURITIES ASSOCIATES VII, LLC (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
12,000,000 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
12,000,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,000,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
53.73% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 095306106	13D	Page 8
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AMERICAN SECURITIES LLC (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
12,000,000 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
12,000,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,000,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
53.73% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Schedule 13D/A (this “Amendment No. 2”) amends the Schedule 13D/A filed on June 20, 2016 ( “Amendment No.1”), which amended the Schedule 13D filed on June 10, 2016 (the “Original Schedule 13D” and, together with Amendment No. 1 and this Amendment No. 2, the “Schedule 13D”). This Amendment No. 2 relates to the common stock, par value $0.0001 per share, of Blue Bird Corporation, a Delaware corporation (the “Company” or the “Issuer”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby supplemented to incorporate by reference Item 4 of this Amendment No. 2.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented to include the following:

On September 19, 2016, American Securities LLC (“American Securities”) submitted a letter (the “Letter”) to the special committee of the board of directors of the Company (the “Special Committee”) to formally withdraw the non-binding indication of interest letter submitted to the Special Committee on July 20, 2016 for the acquisition by ASP BB Holdings LLC (“Holdings”) of all of the outstanding fully-diluted equity of the Company not currently owned by Holdings and its affiliates. A copy of the Letter is attached hereto as Exhibit 99.1, and the information in that Letter is incorporated by reference herein.

Item 4 of the Schedule 13D is hereby further supplemented by amending and restating the final paragraph of Item 4 as follows:

The Reporting Persons acquired the Transaction Shares pursuant to the Initial Closing and the Second Closing. As indicated in the Letter, the Reporting Persons may, from time to time, consider acquisitions (in addition to the 12,000,000 Transaction Shares already acquired) of additional shares of Common Stock, or other securities of Blue Bird, or instruments convertible into or exercisable for any such securities (collectively, “Company Securities”), or sales of Company Securities. The Reporting Persons will consider effecting such acquisitions or dispositions in market or private transactions or through derivatives subject to market conditions and legal and regulatory requirements. The Reporting Persons make no commitment in terms of completing any acquisitions or dispositions or the timing of any such transactions, which will depend on market conditions including the price of Company Securities, and on such other factors considered relevant to the Reporting Persons. Except as described in this Statement, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) Blue Bird’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors. Without limiting the generality of the preceding sentence, subject to complying with the terms of the Letter Agreement, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law) to at any time or from time to time (i) purchase or otherwise acquire Company Securities, in the open market, in privately negotiated transactions, in transactions negotiated with Blue Bird or otherwise, (ii) sell, transfer or otherwise dispose of Company Securities in public or private transactions, (iii) cause Company Securities to be distributed in kind to its investors, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Company Securities and/or (v) enter into agreements with a broker intended to comply with the requirements of Rule 10b5-1(c)(1)(i) under the Exchange Act.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby supplemented by amending and restating the second sentence of the first paragraph as follows:

As of September 19, 2016, Holdings was the direct record owner of, and had the power to vote and to dispose or direct the disposition of, 12,000,000 shares of Common Stock, representing 53.73% of the issued and outstanding shares of Common Stock based on 22,334,378 shares of Common Stock outstanding as of August 15, 2016, as reported in Blue Bird’s Quarterly Report on Form 10-Q filed with the SEC on August 16, 2016.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

99.1	Letter dated September 19, 2016.

99.2*
Joint Filing Agreement, dated June 10, 2016, by and among ASP BB Holdings LLC, ASP BB Investco LP, American Securities Partners VII, L.P., American Securities Partners VII(B), L.P., American Securities Partners VII(C), L.P., American Securities Associates VII, LLC and American Securities LLC (incorporated herein by reference to Exhibit 1 to the Schedule 13D filed with the Securities and Exchange Commission on June 10, 2016 by ASP BB Holdings LLC with respect to the common stock of Blue Bird Corporation).

* Previously Filed

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

ASP BB HOLDINGS LLC

By:	/s/ Eric L. Schondorf
Name:	Eric L. Schondorf
Title:	Vice President and Secretary
Date:	September 19, 2016

ASP BB INVESTCO LP

By: ASP Manager Corp., its general partner

By:	/s/ Eric L. Schondorf
Name:	Eric L. Schondorf
Title:	Vice President and Secretary
Date:	September 19, 2016

AMERICAN SECURITIES PARTNERS VII, L.P.

By: American Securities Associates VII, LLC, its general partner

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member
Date:	September 19, 2016

AMERICAN SECURITIES PARTNERS VII(B), L.P.

By: American Securities Associates VII, LLC, its general partner

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member
Date:	September 19, 2016

AMERICAN SECURITIES PARTNERS VII(C), L.P.

By: American Securities Associates VII, LLC, its general partner

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member
Date:	September 19, 2016

AMERICAN SECURITIES ASSOCIATES VII, LLC

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member
Date:	September 19, 2016

AMERICAN SECURITIES LLC

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	President and Chief Executive Officer
Date:	September 19, 2016